Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Harry Winston Diamond Corporation announces Diavik Diamond Mine cancels winter production shutdown

     TORONTO, Sept. 15 /CNW/ - Harry Winston Diamond Corporation (TSX: HW,
NYSE: HWD) is pleased to announce Diavik Diamond Mines Inc.'s decision to cancel a winter production shutdown at the Diavik mine in Canada's Northwest
Territories.
     Earlier this year, Diavik had announced a series of actions in response to changes in market conditions, including plans for a summer and winter production shutdown. The summer shutdown was safely and successfully concluded on August 24 and rough diamond production has returned to pre shutdown levels.
The winter shutdown, which has now been cancelled, was originally planned for
1 December 2009 through 11 January 2010.
     Robert Gannicott, Chairman and Chief Executive Officer of Harry Winston
Diamond Corporation commented "We are pleased to be able to resume regular supplies of Diavik diamonds to our valued customer base who, in turn, appreciate continuity of supply in support of their own businesses. We do not foresee a return to extreme conditions that would warrant a further shutdown"
     During the summer production shutdown Diavik remained in compliance with all permits and licences. Mining and processing of ore ceased but other work, including environmental monitoring, raising of the embankment around the processed kimberlite containment area, and planned equipment maintenance occurred. Approximately 600 workers were affected but were able to use accumulated leave entitlements or access salary averaging.
     The Diavik Diamond Mine, currently an open pit mine, is planning to commence underground production in early 2010. By 2012, Diavik expects open pit mining will cease at which time Diavik will become an all underground mine.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).
     The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

     For investor information, visit http://investor.harrywinston.com or call
Investor Relations on (416) 362-2237 ext 290

     %SEDAR: 00003786E          %CIK: 0000841071

     /For further information: please visit www.harrywinston.com/
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 22:17e 15-SEP-09